UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Ambrx Biopharma Inc.

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

02290A102**

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**There is no CUSIP number assigned to the Ordinary Shares. The CUSIP number 02290A102 has been assigned to the American Depositary Shares ("ADSs") of the Company, which are quoted on the New York Stock Exchange under the symbol "AMAM." Each ADS represents 7 Ordinary Shares.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02290A102

1.	Names of Reporting Persons WuXi AppTec (Hong Kong) Holding Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Hong Kong, China

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 7,996,920 shares (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 7,996,920 shares (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,996,920 shares (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.3% (3)

12.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13G is filed by WuXi AppTec (Hong Kong) Holding Limited (“AppTec HK”), WuXi PharmaTech Healthcare Fund I L.P. (“PharmaTech”) and WuXi AppTec Co., Ltd. (“AppTec Co” and, with AppTec HK and PharmaTech, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Shares are directly held by AppTec HK. AppTec HK is an indirect, wholly owned subsidiary of AppTec Co, which is the ultimate beneficial owner of AppTec HK and shares voting and investment authority over these shares.
(3)	This calculation is based on 244,686,437 Ordinary Shares outstanding as of June 30, 2021, as reported in Exhibit 99.1 attached to the Company’s Report of Foreign Issuer on Form 6-K filed with the Securities and Exchange Commission on October 28, 2021.

CUSIP No. 02290A102

1.	Names of Reporting Persons WuXi PharmaTech Healthcare Fund I L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 21,270,767 shares (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 21,270,767 shares (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,270,767 shares (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.7% (3)

12.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Shares are directly held by PharmaTech. PharmaTech is an indirect, wholly owned subsidiary of AppTec Co, which is the ultimate beneficial owner of PharmaTech and shares voting and investment authority over these shares.
(3)	This calculation is based on 244,686,437 Ordinary Shares outstanding as of June 30, 2021, as reported in Exhibit 99.1 attached to the Company’s Report of Foreign Issuer on Form 6-K filed with the Securities and Exchange Commission on October 28, 2021.

CUSIP No. 02290A102

1.	Names of Reporting Persons WuXi AppTec Co., Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Mainland China

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 29,267,687 shares (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 29,267,687 shares (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,267,687 shares (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 12.0% (3)

12.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Includes (i) 7,996,920 shares held directly held by AppTec HK and (ii) 21,270,767 shares held directly by PharmaTech. AppTec Co is the indirect parent company, and ultimate beneficial owner, of each of AppTec HK and PharmaTech and shares voting and investment authority over these shares.
(3)	This calculation is based on 244,686,437 Ordinary Shares outstanding as of June 30, 2021, as reported in Exhibit 99.1 attached to the Company’s Report of Foreign Issuer on Form 6-K filed with the Securities and Exchange Commission on October 28, 2021.

Item 1.

	(a)	Name of Issuer Ambrx Biopharma Inc. (the “Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices 10975 Torrey Pines Road, La Jolla, California 92037

Item 2.

	(a)	Name of Person Filing WuXi AppTec (Hong Kong) Holding Limited (“AppTec HK”) WuXi PharmaTech Healthcare Fund I L.P. (“PharmaTech”) WuXi AppTec Co., Ltd. (“AppTec Co”)
	(b)	Address of Principal Business Office or, if none, Residence 288 Fute Zhong Road Pudong New Area Shanghai 200131, China
	(c)	Citizenship AppTec HK - Hong Kong, China PharmaTech - Cayman Islands AppTec Co - Mainland China
	(d)	Title of Class of Securities Ordinary shares, par value $0.0001 per share (the “Ordinary Shares”)
	(e)	CUSIP Number 02290A102 (This CUSIP number applies to the ADS. No CUSIP has been assigned to the ordinary shares)

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (3)
AppTec HK (1)	7,996,920	0	7,996,920	0	7,996,920	7,996,920	3.3%
PharmaTech (2)	21,270,767	0	21,270,767	0	21,270,767	21,270,767	8.7%
AppTec Co (1) (2)	0	0	29,267,687	0	29,267,687	29,267,687	12.0%

(1)	Includes 7,996,920 shares held directly held by AppTec HK. AppTec Co is the indirect parent company, and ultimate beneficial owner, of AppTec HK and shares voting and investment authority over these shares.

(2)	Includes 21,270,767 shares held directly held by ParmaTech. AppTec Co is the indirect parent company, and ultimate beneficial owner, of PharmaTech and shares voting and investment authority over these shares.

(3)	This calculation is based on 244,686,437 Ordinary Shares outstanding as of June 30, 2021, as reported in Exhibit 99.1 attached to the Company’s Report of Foreign Issuer on Form 6-K filed with the Securities and Exchange Commission on October 28, 2021.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certification

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2022

WuXi AppTec (Hong Kong) Holding Limited

By:	/s/ Edward Hu
Name: Edward Hu
Title: Director

WuXi PharmaTech Healthcare Fund I L.P.

By:	/s/ Edward Hu
Name: Edward Hu
Title: Director

WuXi AppTec Co., Ltd.

By:	/s/ Edward Hu
Name: Edward Hu
Title: Director

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Exhibit(s):

A - Joint Filing Statement

EXHIBIT A

JOINT FILING STATEMENT

We, the undersigned, hereby express our agreement that the attached Schedule 13G (or any amendments thereto) relating to the Ordinary Shares of Ambrx Biopharma Inc. is filed on behalf of each of us.

Dated: February 8, 2022

WuXi AppTec (Hong Kong) Holding Limited

By:	/s/ Edward Hu
Name: Edward Hu
Title: Director

WuXi PharmaTech Healthcare Fund I L.P.

By:	/s/ Edward Hu
Name: Edward Hu
Title: Director

WuXi AppTec Co., Ltd.

By:	/s/ Edward Hu
Name: Edward Hu
Title: Director